Exhibit 99.1

Visionary Education Technology Holdings Group Inc. Announces

Closing of US$17 Million Firm Commitment Initial Public Offering

Markham, Canada, May 19, 2022 (GLOBE NEWSWIRE) -- Visionary Education Technology Holdings Group Inc. (the “Company”) (Nasdaq: VEDU), a private education provider located in Canada that offers high-quality education resources to students around the globe, today announced the closing of its initial public offering (the “Offering”) of 4,250,000 common shares at a public offering price of US$4.00 per common share.

The Company received aggregate gross proceeds of US$17 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 637,500 common shares at the public offering price, less underwriting discounts and commissions. The common shares began trading on the Nasdaq Capital Market on May 17, 2022 under the ticker symbol “VEDU.”

Proceeds from the Offering will be used for Public Private Partnership (“PPP”) projects, course development of Max the Mutt College of Animation, Art and Design (“MTM”), program partnerships with other universities, vocational education, development of global market and distribution channels, staff development and general corporate purposes, including working capital and operating expenses.

The Offering was conducted on a firm commitment basis. Joseph Stone Capital, LLC acted as the representative of the underwriters and the lead underwriter for the Offering and Valuable Capital Limited acted as the co-underwriter for the Offering. McLaughlin & Stern, LLP acted as counsel to the Company, and Carmel, Milazzo & Feil LLP acted as counsel to the representative of the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-263290) and was declared effective by the SEC on May 16, 2022. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Joseph Stone Capital, LLC, by email at ccao@josephstonecapital.com, by calling +1 516.267.7001. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Markham, Canada, is a private education provider located in Canada that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company’s website at https://ir.visiongroupca.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department
Email: ir@farvision.ca

Ascent Investors Relations LLC
Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com